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04002367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANC INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 N. MAIN ST, SUITE 760
(No. and Street)

WALNUT CREEK, CA 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE DOHREN (415)399-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS-ADAMS LLP
(Name – *if individual, state last, first, middle name*)

3121 WEST MARCH LANE, SUITE 100, STOCKTON, CA 95219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN A. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANC INVESTMENT GROUP, LLC, as of FEBRUARY 25, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

CO-PRESIDENT, CEO, PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California } ss.
County of Contra Costa

On February 27, 2004 before me, Catherine Holley Venables,
(DATE) (NOTARY)

personally appeared Steven A. Brown
SIGNER(S)

☐ personally known to me - OR - ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

Catherine Holley Venables
COMM. #1412629
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Comm. Expires April 20, 2007

WITNESS my hand and official seal.

[signature]
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

____
TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER: ______________________

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

____

DESCRIPTION OF ATTACHED DOCUMENT

annual audited Report
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

____
DATE OF DOCUMENT

____
OTHER

RIGHT THUMBPRINT OF SIGNER

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Banc Investment Group, LLC

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Banc Investment Group, LLC

We have audited the accompanying statement of financial condition of Banc Investment Group, LLC (the Company) as of December 31, 2003, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Stockton, California
January 15, 2004

BANC INVESTMENT GROUP, LLC

Banc Investment Group, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 1,264,094
Accounts receivable	167,348
Intangible assets	250,000
Capitalized software development costs, net of accumulated amortization of $32,883	108,553
Furniture and equipment, net of accumulated depreciation of $14,827	26,964
Other assets	49,407
	$ 1,866,366

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 48,690
Accrued liabilities	185,610
	234,300
Commitments (Note 4)	
Member's equity	1,632,066
	$ 1,866,366

See accompanying notes

REVENUES		
Fixed income securities revenue	$	875,690
Other transactional revenue		283,377
ATM program fees		192,356
Consulting fees		101,340
Secured federal funds program		57,528
Other		11,692
		1,521,983
EXPENSES		
Compensation and benefits		1,028,084
Professional services		154,203
Facilities and overhead		86,923
Marketing and travel		81,155
Depreciation and amortization		43,767
Other		61,357
		1,455,489
NET INCOME	$	66,494

BANC INVESTMENT GROUP, LLC
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Member's Equity
Member's equity, January 1, 2003	$ 1,565,572
Net Income	66,494
Member's equity, December 31, 2003	$ 1,632,066

See accompanying notes

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	66,494
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		43,767
Changes in assets and liabilities		
Accounts receivable		(126,803)
Prepaid expenses and other assets		(35,995)
Accounts payable and accrued liabilities		51,438
		(1,099)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized software development costs		(105,296)
Purchase of furniture and equipment		(13,750)
		(119,046)
CHANGE IN CASH AND CASH EQUIVALENTS		(120,145)
CASH AND CASH EQUIVALENTS, beginning of year		1,384,239
CASH AND CASH EQUIVALENTS, end of year	$	1,264,094

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Banc Investment Group, LLC (the Company), a wholly-owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed in May 2002 and commenced operations in August 2002. The Company operates as a securities broker-dealer and offers a wide range of capital market products to independent financial institutions, including fixed income, cash equivalent and tax advantaged investments. The Company also offers consulting services such as asset/liability management, portfolio restructuring and portfolio accounting. In conjunction with its affiliate, Pacific Coast Bankers Bank, the Company promotes an as-agent automatic teller machine (ATM) funding program whereby independent banks provide funding for third-party ATMs for a fee.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid investments with an original remaining maturity of three months or less at the date of purchase to be cash equivalents.

Software development costs – Costs incurred to develop internal-use computer software, including direct costs of materials and services consumed and payroll-related expenses incurred, are capitalized and amortized on a straight-line basis over the estimated useful life of the internal-use software.

Depreciation and amortization – Furniture and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Intangible assets – Intangible assets consist of a broker dealer license and goodwill with a recorded value of $55,000 and $195,000, respectively as of December 31, 2003. Intangible assets determined to have an indefinite useful life are not amortized until their useful life is determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense immediately. Based upon its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2003.

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition – Securities transactions and the related revenue are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of December 31, 2003 and for the period then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis. Consulting revenue is recognized as services are provided. ATM funding program and secured federal funds program revenue is recorded based on the contractual fees earned, including daily transaction fees.

Income taxes – The Company is a Limited Liability Company (LLC) and therefore is not subject to federal or state income taxes. Income and losses of the Company are distributed to its members in accordance with applicable sections of the Internal Revenue Code. Accordingly, tax liabilities are the responsibility of the members except for the minimum state tax requirement, and limited liability company fees.

NOTE 2 – TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has an agreement with Banc of America Securities, LLC (BAS) whereby BAS clears all security transactions, carries all customer accounts, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. As part of this agreement, the Company is required to maintain a deposit with BAS.

NOTE 3 –FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 4 – COMMITMENTS

The Company's offices are rented under a non-cancelable sublease agreement expiring 2006. Rent expense totaled $49,000 for the year ended December 31, 2003. The minimum rental commitments under this lease are as follows:

Year ending December 31,		
2004	$	56,145
2005		56,145
2006		14,036
	$	126,326

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Parent Company offers a 401(k) defined contribution plan to those employees that have successfully completed ninety days of service. The plan is a non-matching, self-directed plan to defer compensation as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The plan provides for a discretionary contribution each year.

The Parent Company offers a profit sharing plan for employees eligible to participate after working 500 hours. The Parent Company made contributions equal to 5 percent of eligible employee's compensation for the years 2003 and 2002. Contributions vest to the employee equally over a four-year period. The Company contributed $43,000 for the year ended December 31, 2003.

NOTE 6 – RISKS AND UNCERTAINTIES

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its clients. These activities may expose the Company to indirect credit risk in the event a client or third party is unable to fulfill its contractual obligations.

NOTE 7 – REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

Member's equity	$	1,632,066
Deductions:		
Unsecured receivables, furniture, equipment, and other unallowable assets		(602,272)
Haircut on mutual funds		(14,549)
Net capital	$	1,015,245

COMPUTATION OF NET CAPITAL

Aggregate indebtedness	$	234,300

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Minimum of $5,000 or 6-2/3% of aggregate indebtedness)	$	15,620
Ratio of aggregate indebtedness to net capital		4.33 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2003, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II
BANC INVESTMENT GROUP, LLC
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15C3-3
DECEMBER 31, 2003

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
BANC INVESTMENT GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2003

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Member
Banc Investment Group, LLC

In planning and performing our audit of the financial statements of Banc Investment Group, LLC (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Stockton, California
January 15, 2004